Exhibit 99.1

January 20, 2015

Paul J. Sarvadi

Chairman and Chief Executive Officer

Insperity, Inc.

19001 Crescent Springs Drive

Kingwood, Texas 77339

cc: Board of Directors

Dear Paul,

Starboard Value LP, together with its affiliates (“Starboard”), currently owns approximately 13.2% of the outstanding shares of Insperity, Inc. (“Insperity” or the “Company”), making us the Company’s largest shareholder.

By way of background, Starboard is an investment management firm that seeks to invest in undervalued and underperforming public companies. Our approach to such investments is to actively engage with management teams and boards of directors in a constructive manner to identify and execute on opportunities to unlock value for the benefit of all shareholders. Our principals and investment team have extensive experience and a successful track record of enhancing value at portfolio companies through a combination of strategic refocusing, improved operational execution, more efficient capital allocation, and stronger management focus.

We have conducted an extensive amount of research on Insperity and the industry in which it operates. We believe that Insperity is deeply undervalued and that a number of opportunities exist to create significant value for shareholders based on actions within the control of management and the Board of Directors of the Company (the “Board”).

Insperity is one of the largest human resources (“HR”) outsourcing companies in the U.S. with over 130,000 Worksite Employees (“WSEs”)(1) and more than $2.3 billion in gross revenues. Insperity is a Professional Employer Organization (“PEO”), whereby it provides payroll services, benefits, and other HR-related services to the employees of small businesses through co-employment agreements with its customers. This is a stable, high-quality business that operates in a growing market. Insperity provides a critical service to its customers and, as a result, Insperity’s customer retention rate is approximately 99%. We estimate that less than 10% of small- and medium-sized businesses currently use a PEO to outsource HR services. This low industry penetration rate results in ample growth opportunities, and the current regulatory environment provides a further tailwind for growth. Insperity has a strong value proposition that drives customer growth: it is able to significantly reduce the cost of insurance benefits for customers while providing a variety of other HR services that enable small business owners to avoid wasting time on administrative tasks related to the ever-changing array of federal and state regulations. The Affordable Care Act and other recent regulatory changes are positive growth drivers for the PEO industry because they have increased complexity for small businesses and raised the cost that employers must pay to provide health insurance to their employees. The increased complexity and higher costs should result in more small businesses turning to PEOs for help.

Despite its favorable business characteristics and the compelling growth prospects for its industry, Insperity currently trades at a deep discount to its intrinsic value. Over the past 1-, 3- and 5-year periods, Insperity has underperformed both its peer group and the broader stock market.

Insperity Historical Share Price Performance

	Share Price Performance (1)
	1 Year	3 Year	5 Year
Russell 2000 Index	5%	69%	106%
Proxy Peer Group (2)	5%	87%	155%
Insperity	2%	58%	77%
Underperformance vs. Russell 2000	(3%)	(12%)	(28%)
Underperformance vs. Proxy Peer Group	(2%)	(29%)	(77%)

1.	Performance as of 12/31/14, adjusted for dividends
2.	Proxy Peer Group consists of companies used in the Company’s proxy to set executive compensation

We believe that this underperformance has been driven by a combination of poor execution, lax cost management, and poor capital allocation. In order to unlock this value, we believe that management should take appropriate action, as outlined in more detail below, to improve execution, reduce operating expenses, improve capital allocation, improve corporate governance, and explore all available alternatives to maximize shareholder value. We estimate that pursuing this plan of action could more than double Insperity’s share price. Improvements in cost structure and capital allocation should be easily achievable over the next year and could result in a share price of $53.84 – $64.80.(2) If Insperity is also able to improve its growth profile and trade in-line with peers, the Company could be worth far more over time.(3)

Improve Execution

At Insperity’s 2011 Investor Day, management outlined a five-year plan which we believe should have been readily accomplished over the time period that has passed. Management estimated that Insperity could grow its customer base to approximately 193,500 WSEs and grow EBITDA to over $195 million by 2015. Currently, Insperity has only 131,545 WSEs and LTM EBITDA is only $68 million.(4) Both of these figures are significantly lower than those outlined in the five-year plan, which has resulted in shareholders being consistently disappointed over the past four years. In order for Insperity to meet its five-year objective, management would have to grow WSEs by 47% and triple EBITDA over the next year.

Actual Results vs. Historical Guidance

	2015 Guidance	LTM Results
	5-Year Plan(1)	as of 9/30/2014	Difference
Worksite Employees	193,500	131,545	-32%
Net Revenue(2)	$655,965	$392,424	-40%
EBITDA	$195,434	$68,365	-65%

(1)	Mid-point of 2015 guidance range from NSP’s 2011 Investor Day presentation.
(2)	Total Revenue minus Direct Costs (payroll taxes, benefits workers comp costs).

In addition, Insperity has underperformed its peers both in terms of revenue growth and WSE growth. Over the past two years, Insperity’s average number of WSEs has grown at a 1.7% annualized rate and its revenue has grown 4.6%. These growth rates are significantly lower than those of Insperity’s Public Peer Group (as defined in the table below). Each member of this peer group has grown its WSEs and revenue by an average of 16.4% and 24.2%, respectively, during the relevant period. In light of this historical fact pattern, we believe there is a meaningful opportunity to improve the growth profile of the Company through a combination of better management and better sales execution.

Insperity Peer Group Two-Year Compound Annual Growth (1)

	NSP	TNET	ADP	PAYX
Worksite Employees	1.7%	25.1%	12.6%	11.5%
Total Revenue	4.6%	45.3%	13.2%	14.0%

(1)	Public Peer Group includes NSP’s publicly traded competitors TNET, PAYX and ADP. Growth rates for ADP and PAYX are for their PEO business only. Two-year growth calculated from most recent available data.

Reduce Operating Expenses

We believe there is a substantial opportunity to improve Insperity’s operating margins through a combination of reducing excessive corporate overhead expenses and more efficiently allocating advertising expenses. Over the past year, Insperity spent more than $83 million on general & administrative expenses, which is approximately 21.2% of net revenue.(5) We believe that this is an excessive amount of expense for a company of Insperity’s size, and its G&A ratio far exceeds that of its peers. Included within these expenses are two extremely large corporate jets that Insperity currently owns (37-seat Embraer EMB-135s). We struggle to understand what business purpose is served by owning these aircraft. Virtually all of Insperity’s sales offices and service centers are located in major metropolitan areas that are easily accessible by commercial flights. We estimate the total variable costs and capital costs of maintaining these aircraft to be approximately $10.5 million per year, or more than 15% of LTM EBITDA. At Insperity’s current 8.8x EV / EBITDA multiple, this implies that management could improve the value of the Company by over $92 million, or approximately $3.65 per share, by simply discontinuing the use of these jets and eliminating this seemingly egregious expense. In addition, we estimate that, if sold, the sale proceeds from these jets would exceed $35 million, or an additional $1.38 per share of value. In addition to selling the jets and reducing executive compensation, we believe there are many other opportunities to reduce corporate overhead expenses.

We believe that Insperity also has an opportunity to dramatically reduce advertising expenses without having a negative impact on its sales. We believe that a large portion of the current advertising budget is geared towards expensive television advertising, golf tournaments, and other golf and sports-related marketing. By shifting advertising spending away from these outlets and toward more targeted online advertising, Insperity could dramatically reduce its overall advertising budget while more efficiently driving sales.

Insperity Cost Structure—Peer Group Comparison (1)

	NSP	TNET	ADP
Net Revenue ($ in millions)	$392	$502	$535
EBITDA Margins(2)	17.4%	35.0%	44.0%
Operating Expenses per WSE(3)	$210	$111	$73

(1)	Public comps with available data.
(2)	EBITDA margin calculated as a percentage of Net Revenue. Calculated from most recent available data.
(3)	Average monthly operating expenses divided by average Worksite Employees. Calculated from most recent available data.

Improve Capital Allocation

Given Insperity’s stable business characteristics and low capital-intensity, we believe that Insperity’s current capital structure is sub-optimal. Insperity continues to maintain a large net cash balance, earning little or no return for shareholders, while many other companies in the industry deploy leverage in order to maintain a more rational capital structure. For example, Insperity’s closest public competitor, TriNet (NYSE: TNET), is currently levered at approximately 2.5x EBITDA.

We believe that Insperity should use its existing cash to aggressively repurchase shares. Given the steep discount at which Insperity currently trades, repurchasing shares will result in a high return on capital. In addition, repurchasing stock will send an important signal to shareholders that management is confident that it can improve execution and meet its objectives going forward. We believe that Insperity could repurchase approximately 20% of its current shares outstanding without using leverage.(6) With a modest amount of leverage, Insperity could repurchase an even larger quantity of its shares.

Improve Corporate Governance

Insperity’s flawed execution, bloated cost structure and poor capital allocation are symptoms of a broader corporate governance problem that we believe exists at the Company. Many of Insperity’s corporate governance policies appear to conflict with best practices. In our view, a few examples of the Company’s poor corporate governance policies include:

•	Excessive executive compensation and low hurdles for performance-based compensation.

•	Numerous related-party transactions between the Company and its directors and officers.

•	No independent Board chairman.

•	A staggered Board, which disenfranchises shareholders and entrenches the current Board and management team.

•	A ‘Poison Pill’ plan that has been in place since 1998, which discourages potential acquirers of the Company.

In addition to these points, the average tenure of a member of Insperity’s Board is over 17 years. We question the independence of many of these directors and believe some directors may have been on the Board too long to view certain strategic and managerial decisions objectively or to fairly consider alternative perspectives. We believe that Insperity’s Board should be improved with new independent directors that can bring a fresh perspective to the boardroom and help the management team improve execution and operational performance.

Explore Alternatives to Maximize Shareholder Value

Insperity is a unique asset in an industry that has seen significant consolidation in recent years. We believe that there are numerous strategic and financial buyers that would be interested in acquiring the Company which would result in a robust sale process. We believe that financial buyers would be attracted to Insperity’s stable business characteristics and cash flow generation potential. In addition, there appear to be a handful of obvious strategic buyers for Insperity that would benefit from the Company’s established customer base and would be able to realize substantial synergies. The Board must weigh the potential upside from a standalone plan against the execution risk associated with improving the growth profile and cost structure of the business and also against all other strategic alternatives. In conjunction with executing on the standalone value creation opportunities we have outlined above, we believe the company should also engage a reputable investment bank to explore a sale of the company. We believe such a process would be highly competitive and that the price achieved could provide for a better risk-adjusted return versus a standalone plan, particularly when factoring in the company’s track record of poor execution.

We have outlined a broad plan to improve the value of the Company, and we look forward to discussing all of these points in more detail with you. This is a critical period for Insperity and we believe that now is the time to aggressively pursue the initiatives outlined herein. As Insperity’s largest shareholder, we have a vested interest in seeing the Company take advantage of all opportunities to create value for the benefit of shareholders. We look forward to continuing our discussions with you in the coming weeks.

Sincerely,

Jeffrey C. Smith

Managing Member

Starboard Value LP

(1)	Work Site Employees are defined as employees that work for NSP’s customers, which NSP provides services to under a co-employment agreement.
(2)	Valuation range assumes NSP is able to achieve approximately $135 - $145 million of EBITDA in 2016 through a combination of modest growth and cost cuts, trades at an 8-9x EV / EBITDA multiple and executes a $200 million share repurchase program at an average cost of $41.50.
(3)	NSP’s publicly traded peers trade in a range of approximately 12x-14x EV/EBITDA.
(4)	EBITDA defined as Earnings before Interest, Taxes, Depreciation & Amortization. Excludes impairment charges and other one-time items.
(5)	Net revenue is total revenue minus direct costs for payroll taxes, benefits and workers comp.
(6)	Assumes $200 million share repurchase at an average cost of $41.50. Based on cash balances disclosed in 10-Q filing for period ending 9/30/2014.